Exhibit 99.1

Fuwei Films Confirms Previously Announced Third Quarter 2007 Financial Results

- New Independent Accountants Complete Review -

BEIJING, January 10, 2008 - Fuwei Films (Holdings) Co. Limited (Nasdaq: FFHL) (“Fuwei” or “the Company”), a manufacturer and distributor of high-quality BOPET plastic films in China, today announced that the review of its interim financial statements for the third quarter and nine months ended September 30, 2007 has been completed.

On November 12, 2007, Fuwei reported preliminary third quarter and nine months results which had not undergone a review by independent accountants.

Mr. Xiaoan He, Chairman and CEO of Fuwei, commented, “We are pleased to be able to present our third quarter and nine months 2007 results reflecting the review of our new independent accounting firm.”

Mr. He continued, “We are now in a position to provide an expanded presentation and discussion of our previously announced third quarter and nine months results. As we stated previously, Fuwei experienced a solid quarter. We are also proud that during and since the third quarter 2007, we have been able to overcome several significant challenges such as regaining compliance with Nasdaq Marketplace Rules resulting from the election of three new directors and a new chairman of our audit committee. ”

Third Quarter 2007 Financial Highlights (Reviewed)
-- Net Sales of US$14.3 million (RMB 107.7 million), a 12.8 percent increase year-over-year;

-- Gross Profit of US$3.1 million (RMB 23.6 million), an increase of 5.4 percent year-over-year;

-- Operating Income of US$2.1 million (RMB 15.6 million), down 2.5 percent year-over-year;

-- Net Income of US$1.7 million (RMB 12.9 million), down 7.2 percent year-over-year. Compared to the number previously disclosed on November 12, 2007 (US$1.8 million, or RMB13.9 million), the slight difference is mainly due to the audit adjustments adopted by our independent auditor, rather than due to the different accounting principles adopted by the new independent accountants and the Company;

-- Basic and Diluted EPS of US$0.13 (RMB 0.99). Compared to the number previously disclosed on November 12, 2007 (US$0.14, or RMB1.07), the difference is due to change in the adjusted net income.

Third Quarter & Nine Months Financial Results (Reviewed)

Net sales for the third quarter of 2007 were US$14.3 million (RMB 107.7 million), an increase of 12.8 percent over the same period 2006. The increase in net sales was primarily due to production from the leased line. Net sales for the first nine months of 2007 were US$42.8 million (RMB 327.8 million), an increase of 3.9 percent from the US$ 39.4 million (RMB 315.4 million) recorded in the first nine months of 2006.

Sales by Product:

Sales of specialty films in the third quarter 2007 were US$5.4 million (RMB 41.0 million), an increase of 4.6 percent over the third quarter 2006. Specialty films accounted for 38.1 percent of Fuwei’s total net sales in the third quarter 2007.

The following is a breakdown of commodity and specialty film sales for the three months periods ended September 30, 2007 and September 30, 2006
(amounts in thousands):

	Three months period ended
	Sep 30,2007			Sep 30,2006
	RMB	US$	% of Total	RMB	% of Total

Printing film	18,327	2,428	17	19,206	20
Stamping film	24,224	3,209	23	22,882	24
Metallization film	8,323	1,103	8	8,477	9
Base film for other applications	15,743	2,085	15	5,677	6
Specialty film	41,037	5,436	38	39,220	41

Total	107,652	14,261	100	95,463	100

Sales of specialty films during the nine months ended September 30, 2007 were US$16.6 million (RMB 127.5 million), an increase of 8.7 percent over the same period 2006. Sales of specialty films in the first nine months of 2007 accounted for 38.9 percent of Fuwei’s total net sales, up from 37.2 percent in the same period of 2006.

The following is a breakdown of commodity and specialty film sales for the nine months periods ended September 30, 2007 and September 30, 2006 (amounts in thousands):

	Nine months period ended
	Sep 30,2007			Sep 30,2006
	RMB	US$	% of Total	RMB	% of Total

Printing film	59,961	7,826	18	66,727	21
Stamping film	75,288	9,826	23	71,437	23
Metallization film	21,944	2,864	7	27,655	9
Base film for other applications	43,173	5,635	13	32,275	10
Specialty film	127,481	16,639	39	117,308	37

Total	327,847	42,790	100	315,402	100

Sales by Geography:

Overseas sales in the third quarter of 2007 were US$2.5 million (RMB 18.9 million), down 12.1 percent from US$2.7 million (RMB 21.5 million) recorded in the third quarter 2006. Overseas sales accounted for 17.6 percent of total net sales in the third quarter compared with 22.5 percent in the same period of 2006. The Company, along with many Chinese companies in similar industries, was negatively impacted by the reduction in the export tax rebate, which went from 11 percent to 5 percent on July 1, 2007.

The following is a breakdown of PRC domestic and overseas sales for the three months periods ended September 30, 2007 and September 30, 2006 (amounts in thousands):

	Three months period ended
	Sep 30,2007			Sep 30,2006
	RMB	US$	% of Total	RMB	% of Total

Sales in China	88,741	11,756	82	73,938	77
Sales in other countries	18,912	2,505	18	21,524	23

Total	107,652	14,261	100	95,463	100

Overseas sales during the nine months ended September 30, 2007, were US$11.9 million (RMB 90.9 million), an increase of 33.4 percent from the US$8.5 million (RMB 67.9 million) recorded in the same period 2006. Overseas sales accounted for 27.6 percent of total net sales compared with 21.5 percent in the same period of 2006. The increase in overseas sales during the nine months ended September 30, 2007 is mainly due to increased brand recognition in our overseas market.

The following is a breakdown of PRC domestic and overseas sales for the nine months periods ended September 30, 2007 and September 30, 2006 (amounts in thousands):

	Nine months period ended
	Sep 30,2007			Sep 30,2006
	RMB	US$	% of Total	RMB	% of Total

Sales in China	236,971	30,929	72	247,489	78
Sales in other countries	90,876	11,861	28	67,913	22

Total	327,847	42,790	100	315,402	100

Gross profit increased 5.4 percent to US$3.1 million (RMB 23.6 million) in the third quarter 2007 from US$2.8 million (RMB 22.4 million) in the same quarter 2006. Fuwei Films generated a gross margin of 21.9 percent in the third quarter 2007 compared with 23.5 percent in the same period of 2006. The decrease in gross margin is primarily due to the increase of raw material prices.

Gross profit for the first nine months of 2007 increased 7.6 percent to US$10.5 million (RMB 80.5 million) and for the same period of 2006 it was US$ 9.3 million (RMB 74.8 million). Gross margin was 24.6 percent compared with 23.7 percent in the first nine months of 2006.

Operating expenses in the third quarter of 2007 increased 23.1 percent to US$1.1 million (RMB 8.0 million) from US$0.8 million (RMB 6.5 million) in the same quarter 2006. Selling expenses were lower in the third quarter 2006, while administrative expenses increased to US$ 0.6 million (RMB 4.8 million). This increase was mainly due to: 1) costs related to legal and accounting compliance as a public company; 2) wage increases; 3) higher compensation paid to foreign technical consultants. Operating expenses during the first nine months of 2007 were US$3.0 million (RMB 23.2 million), or 21.5 percent higher than the US$2.4 million (RMB 19.1 million) recorded in the same period of 2006. This was mainly due to the same reason mentioned above.

Net income for the third quarter of 2007 was US$ 1.7 million (RMB 12.9 million), compared to US$ 1.7 million (RMB 13.9 million) in the third quarter of 2006, representing a decrease of 7.2 percent from the third quarter of 2006 based upon the comparison of the amounts in RMB. The decrease in net income was primarily due to the increase in operating expenses and income taxes in the reporting quarter. The income tax rate for the third quarter of 2007 was 7.5 percent, compared with 0 percent in the same period of 2006. Net income for the first nine months of 2007 increased by 0.2 percent to US$6.0 million (RMB 46.3 million) from US$5.8 million (RMB 46.2 million) in the same period of 2006.

The average currency conversion exchange rate from Renminbi to U.S. Dollars applied to the third quarter of 2007 is 7.5488 RMB:1 USD, the rate applied to the third quarter of 2006 is 7.9654:1, the rate applied to the nine months ended September 30, 2007 is 7.6618:1, and the rate applied to the nine months ended September 30, 2006 is 8.0101:1. All percentage changes for comparable reporting periods were calculated based upon the amounts only in RMB.

Update on the Trial Production Line

The installation of the Trial Production Line was completed by the end of December 2007, as scheduled. The Company is currently awaiting the results of safety tests conducted by the regulatory authorities. Upon receiving the approval from the local government, the Company will start the debugging and experiments of new products on the Trial Production Line. The Company is planning to start such process by early February.

About Fuwei Films

Fuwei Films conducts its business through its wholly owned subsidiary Shandong Fuwei Films Co., Ltd. Shandong Fuwei develops, manufactures and distributes high-quality plastic films using the biaxial oriented stretch technique, otherwise known as BOPET film (biaxially oriented polyethylene terephthalate). Fuwei's BOPET film is widely used to package food, medicine, cosmetics, tobacco and alcohol, as well as in the imaging, electronics, and magnetic products industries.

For more information about the Company, please visit the Company's website at http://www.fuweiholdings.com.

Safe Harbor

This press release contains information that constitutes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Any such forward-looking statements involve risk and uncertainties that could cause actual results to differ materially from any future results described by the forward-looking statements. Risk factors that could contribute to such differences include those matters more fully disclosed in the Company's reports filed with the Securities and Exchange Commission. The forward-looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future financial performance as of any date subsequent to the date of this press release.

The forward-looking statements included in this press release are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which are include, among other things, competition in the BOPET film industry; growth of, and risks inherent in, the BOPET film industry in China; uncertainty as to future profitability and our ability to obtain adequate financing for our planned capital expenditure requirements; uncertainty as to our ability to continuously develop new BOPET film products and keep up with changes in BOPET film technology; risks associated with possible defects and errors in our products; uncertainty as to our ability to protect and enforce our intellectual property rights; uncertainty as to our ability to attract and retain qualified executives and personnel; and uncertainty in acquiring raw materials on time and on acceptable terms, particularly in view of the volatility in the prices of petroleum products in recent years.

For more information, please contact:

In China:
Christina He
Investor Relations
Phone: +86-10-8518-5620
Email: fuweiIR@fuweifilms.com

In the U.S.:
Leslie Wolf-Creutzfeldt
Investor Relations
The Global Consulting Group
Tel: +1-646-284-9472
Email: lwolf-creutzfeldt@hfgcg.com

# # #

Fuwei Films (Holdings) Co. Ltd and Subsidiaries
Condensed Consolidated Statements of Income and Other Comprehensive Income
(amounts in thousands - except share and per-share value)

	Three Months Ended (Unaudited)			Nine Months Ended (Unaudited)

	Sep. 30, 2007		Sep. 30, 2006	Sep. 30, 2007		Sep.30, 2006
	RMB	US$	RMB	RMB	US$	RMB
Net sales	107,652	14,261	95,463	327,847	42,790	315,402
Cost of sales	(84,067)	(11,136)	(73,032)	(247,323)	(32,280)	(240,625)
Gross profit	23,585	3,125	22,431	80,524	10,510	74,777

Operating expenses
Selling expenses	(2,869)	(380)	(3,900)	(11,623)	(1,517)	(12,758)
Administrative expenses	(4,778)	(633)	(2,237)	(10,496)	(1,370)	(5,432)
Depreciation and amortization	(338)	(45)	(339)	(1,075)	(140)	(878)
Total operating expenses	(7,985)	(1,058)	(6,476)	(23,194)	(3,027)	(19,068)
Operating income	15,600	2,067	15,955	57,330	7,483	55,709

Other income/(expense)
- Interest income	236	31	11	513	67	18
- Interest expense	(1,745)	(231)	(1,998)	(6,581)	(859)	(8,937)
- Others, net	263	36	(292)	(299)	(39)	(591)
Total other income/(expense)	(1,246)	(164)	(2,279)	(6,367)	(831)	(9,510)
Income before income tax benefit/(expense)	14,354	1,903	13,676	50,963	6,652	46,199

Income tax benefit/(expense)	(1,443)	(191)	233	(4,702)	(614)	(1)
Net income	12,911	1,712	13,909	46,261	6,038	46,198

Other comprehensive income
- Foreign currency translation adjustments	(9)	1,048	(6)	(580)	2,540	(6)
Comprehensive income	12,902	2,760	13,903	45,681	8,578	46,192
Earnings per share (basic and diluted)
- Basic	0.99	0.13	18,040	3.54	0.46	59,919
- Diluted	0.99	0.13	18,040	3.54	0.46	59,919
Weighted average number ordinary shares
- Basic	13,062,500	13,062,500	771	13,062,500	13,062,500	771
- Diluted	13,062,500	13,062,500	771	13,062,500	13,062,500	771

Fuwei Films (Holdings) Co. Ltd and Subsidiaries
Condensed Consolidated Balance Sheet
(amounts in thousands - except share and per-share value)

	As of Sept. 30,2007 (Unaudited)		As of Dec. 31,2006
ASSETS	RMB	US$	RMB

Current assets
Cash and cash equivalents	67,590	9,021	249,939
Restricted cash	44,679	5,963	3,311
Accounts receivable, net	51,376	6,857	75,530
Inventories	51,108	6,821	23,783
Prepayments and other receivables	48,733	6,504	19,438
Total current assets	263,486	35,166	372,001

Property, plant and equipment, net	443,980	59,254	317,690
Lease prepayments, net	22,890	3,055	23,059
Deposits for purchase of property, plant and equipment	0	0	13,900
Intangible assets, net	54	7	109
Goodwill	10,276	1,371	10,276
Deferred tax assets	1,047	140	1,047
Total assets	741,733	98,993	738,082

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term bank loans	183,169	24,446	239,678
Accounts payable	20,781	2,773	12,809
Accrued expenses and other payables	25,028	3,340	19,497
Deferred tax liabilities	1,166	156	191
Total liabilities	230,144	30,715	272,175
Shareholders’ equity
Ordinary shares of US$0.129752 par value; 20,000,000 shares authorized; 13,062,500 issued and outstanding as of September 30, 2007 and December 31, 2006, respectively	13,323	1,707	13,323
Additional paid-in capital	311,907	39,967	311,907

Retained earnings	185,154	23,835	138,892
Accumulative other comprehensive income	1,205	2,769	1,785
Total shareholders’ equity	511,589	68,278	465,907
Total liabilities and shareholders’ equity	741,733	98,993	738,082